Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 6, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10473
Balanced Income Equity and ETF Portfolio, Series 59
(the “Trust”)
CIK No. 1945129 File No. 333-268374

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.Please confirm that the valuation disclosure in the Registration Statement has been updated per Rule 2a-5.

Response:The Trust confirms all valuation disclosure in the Registration Statement is accurate and in compliance with Rule 2a-5.

Portfolio

2.If a principal investment of the Trust, please also add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure).

Response:The Trust notes that while distressed debt securities do not rise to a level of principal investment for the Trust, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. As such, the Trust respectfully declines to add distressed debt securities to the Portfolio Selection Process section.

Risk Factors

3.If the Funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

4.If the Trust will have material exposure to China, please disclose the risks associated with investments in China.

Response: If the Trust has material exposure to China, based on its final portfolio, relevant risk disclosure will be added to the Trust’s prospectus.

5.Please include the risks of investing in small and/or mid-capitalization companies, as the “Additional Portfolio Contents” section states the Trust will invest in companies with various market capitalizations.

Response: If, based on its final portfolio, the Trust has exposure to small and/or mid-capitalization companies either directly or through the underlying Funds, relevant risk disclosure will be added to the Trust’s prospectus. Otherwise, the “Additional Portfolio Contents” section will be revised.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon